EXHIBIT 99.3

                            TOWER SEMICONDUCTOR LTD.


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL


                       CONDITION AND RESULTS OF OPERATIONS



THE INFORMATION CONTAINED IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH (1) OUR UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND FOR THE SIX MONTHS THEN ENDED AND RELATED NOTES INCLUDED IN THIS REPORT AND (2) OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED IN OUR ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004 AND THE OTHER INFORMATION CONTAINED IN SUCH ANNUAL REPORT, PARTICULARLY THE INFORMATION UNDER THE CAPTION "OPERATING AND FINANCIAL REVIEW AND PROSPECTS." OUR FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") IN ISRAEL. DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP AS THEY RELATE TO OUR FINANCIAL STATEMENTS ARE DESCRIBED IN NOTE 6 TO OUR UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2005 AND IN
NOTE 19 TO OUR AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN OUR 2004 FORM 20-F.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.


                                               SIX MONTHS ENDED
                                                   JUNE 30,
                                             -------------------
                                              2005          2004
                                             -----         -----
                                                 (unaudited)
STATEMENT OF OPERATIONS DATA:
Total revenues                               100.0%        100.0%
Cost of total revenues                       243.1         171.4
                                             -----         -----
Gross loss                                  (143.1)        (71.4)
Research and development expenses, net        17.2          11.9
Marketing, general and administrative
expenses                                      17.4          18.1
                                             -----         -----
Operating loss                              (177.7)       (101.4)
Financing expense, net                       (30.8)        (21.9)
Other income, net                              4.9           0.1
                                             -----         -----
Loss                                        (203.6)%      (123.2)%
                                             =====         =====

SIX MONTHS ENDED JUNE 30, 2005 COMPARED TO SIX MONTHS ENDED JUNE 30, 2004

     TOTAL REVENUES. Total Revenues for the six months ended June 30, 2005 decreased by 17.3% to $50.4 million from $60.9 million for the six months ended June 30, 2004. This $10.5 million decrease was attributable to lower volume of wafer shipments, which was offset by increased revenues from a joint development agreement of certain technology with a Japanese semiconductor manufacturer.

     During the six months ended June 30, 2005, we had four significant customers who contributed between 6% and 29% of our revenues.

     COST OF TOTAL REVENUES. Cost of total revenues for the six months ended June 30, 2005 totaled $122.5 million, compared with $104.4 million for the six months ended June 30, 2004. This increase was mainly due to an increase in depreciation and amortization expenses.


     GROSS LOSS. Gross loss for the six months ended June 30, 2005 was $72.1 million compared to a gross loss of $43.5 million for the six months ended June 30, 2004. The increase in gross loss was attributable to the decrease in total revenues and to the increased cost of total revenues.

     RESEARCH AND DEVELOPMENT. Research and development expenses for the six months ended June 30, 2005 increased to $8.6 million from $7.3 million for the six months ended June 30, 2004. The increase was mainly attributable to an increase in the amortization of intellectual property software and CAD (computer-assisted-design) tools used in design and development activities. Research and development expenses are reflected net of participation grants received from the Israeli government ($0.5 million and $1.1 million, for the six months ended June 30, 2005 and 2004, respectively).

     MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES. Marketing, general and administrative expenses for the six months ended June 30, 2005 decreased to $8.8 million from $11 million for the six months ended June 30, 2004, primarily due to lower sales related expenses as well as to cost reductions and efficiency measures taken by the Company.

     OPERATING LOSS. Operating loss for the six months ended June 30, 2005 was $89.5 million, compared to $61.8 million for the six months ended June 30, 2004. The increase in the operating loss is attributable mainly to the increase in the gross loss.

     FINANCING EXPENSES, NET. Financing expenses, net, for the six months ended June 30, 2005 were $15.5 million compared to financing expenses, net, of $13.3 million for the six months ended June 30, 2004. This increase is mainly due to an increase of $3.7 million in connection with our Fab 2 facility agreement attributable to (i) an increase during the six months ended June 30, 2005 in the total amount of long-term loans which financed the construction and equipping of Fab 2, and (ii) the increase in the LIBOR rate from approximately 1% for the six months ended June 30, 2004 to approximately 2.8% for the six months ended June 30, 2005 (the loans bear interest at a rate of Libor + 2.5% per annum).

     OTHER INCOME, NET. Other income, net, for the six months ended June 30, 2005 was $2.5 million compared to $0.1 million for the six months ended June 30, 2004. Other income for the six months ended June 30, 2005 was attributable mainly to insurance proceeds related to damage caused to equipment.

     LOSS. Our loss for the six months ended June 30, 2005 was $102.6 million, compared to $75 million for the six months ended June 30, 2004. This increase is primarily attributable to the increased operating loss of $27.7 million and the increase in financing expenses, net of $2.2 million offset by increased other income, net of $2.4 million.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

     The dollar cost of our operations in Israel is influenced by the timing of any change in the rate of inflation in Israel and the extent to which such change is not offset by the change in valuation of the NIS in relation to the dollar. During the six months ended June 30, 2005, the dollar was devaluated against the NIS by 6.2%, and the Israeli Consumer Price Index, or CPI, increased by 0.5%. During the six months ended June 30, 2004, the dollar rose in value against the NIS by 2.7%, while the CPI in Israel increased by 1.4%.

     We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, or if the timing of such devaluation lags behind inflation in Israel.

     Almost all of the cash generated from our operations and from our financing and investing activities is denominated in U.S. dollars and NIS. Our expenses and costs are denominated in NIS, U.S. dollars, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 2005, we had an aggregate of $40.4 million in cash, cash equivalents, and short-term interest-bearing deposits, of which $5.5 million was contractually restricted for Fab 2 use only and $11.4 million was contractually restricted for exclusive use in the Siliconix project. This compares to $61.4 million we had as of June 30, 2004 in cash, cash equivalents, and short-term and interest-bearing deposits, of which $42.3 million was contractually restricted for Fab 2 use only. In addition, as of June 30, 2004, we had $4.9 million in long-term interest-bearing deposits which was contractually restricted for Fab 2 use only. During the six months ended June 30, 2005, we received $4.4 million from Investment Center grants and $1.7 million in proceeds from disposal of property. Our investments made during the six months ended June 30, 2005 aggregated to $27.7 million mainly in connection with the construction, and purchase and installation of equipment and other assets, of Fab 2.

     As of June 30, 2005, we had long-term loans in the amount of $497 million in connection with the loans we obtained during 2004, 2003 and 2002 for the establishment of Fab 2. In August 2005, we received additional loans from our banks of $13.4 million, such that as of August 31, 2005 our total bank loans amounted to $510.4 million.



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


     We completed the construction of the building and infrastructure of Fab 2 during the third quarter of 2003 and since then have been in the process of ramping-up Fab 2, our new advanced wafer facility adjacent to Fab 1 in Migdal Haemek, Israel. Production capacity of Fab 2 at the end of June 2005 was 14,600 wafers per month. We currently expect to have production capacity of 15,400 wafers per month by the end of 2005, of which approximately 800 wafers per month are expected to be in 0.13-micron. As of June 30, 2005, we had received a total of $1,171 million for Fab 2, as set forth below in tabular form. The remainder of the Fab 2 ramp up costs may be funded by additional grants available from the Investment Center, sales of our securities, additional loans, including from our banks, wafer prepayments from our customers, cash flow from operations and/or from other sources.

     During the first half of 2005 and in recent years, we have experienced significant recurring losses from operations and recurring negative cash flows from operating activities and an increasing accumulated deficit. According to our approved short-term working plan, based on the current prevailing semiconductor market conditions, in the event we raise in a timely manner approximately $60,000 in funds as contemplated by an amendment to the facility agreement with our banks that was signed in July 2005, and by the commitments of certain of our equity investors and wafer partners, we will still need to raise additional funds in order to finance our short-term activities and liabilities in 2006, at least until we achieve positive cash flow from our operations. See
Note 4B to the unaudited condensed interim consolidated financial statements as of June 30, 2005 for details concerning recent amendments to the financial ratios and covenants through the third quarter of 2006 under the amended facility agreement with our banks, which were obtained subsequent to a waiver letter agreement signed between us and our banks in January 2005.

     In light of the financing requirements described above, we have been taking comprehensive measures to obtain the needed funds for our near-term ongoing operations, as well as to reduce our short-term liabilities. We have also implemented cost reduction measures, including measures to reduce expenses, cost structure and cash burn, and in March 2005, we completed a workforce cutback, as part of an across-the-board savings plan focused on operational efficiencies. In this regard, we have been holding discussions with certain of our equity investors, wafer partners and our banks, to provide additional funding of an aggregate amount of approximately $60 million. Consequently, we signed an amendment to the facility agreement with our banks in July 2005, which closed in August 2005. As set forth in the amendment, our banks agreed to provide us with up to approximately $30 million through the end of March 2006, of which $13.4 million was drawn down in August 2005, provided that we raise a similar amount from investors. As of August 31, 2005, certain of our equity investors and wafer partners have committed and are obligated to invest $25.5 million in the framework of a rights offering.

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


     The following chart illustrates the amounts received from various financial sources that funded the construction and ramp-up of Fab 2, as of June 30, 2005 and the amounts expected to be received from various sources for that purpose as of that date. We cannot assure you that we will be able to obtain funds from these sources as expected due to poor conditions in capital markets, poor conditions in the semiconductor market, failure to benefit from upswings in the semiconductor market or other factors, any or all of which may affect our ability to raise funds. If we do not satisfy our need for funds for Fab 2 or if the timing of the receipt of financing lags behind the timing of expenses, we may from time to time experience a lack of liquidity for our activities. The table does not reflect the amendment to the facility agreement that was signed in July 2005 with our banks that provides for financing in the amount of up to $30 million through the end of March 2006 nor the commitments of our equity investors and wafer partners to invest $25.5 million in the framework of a rights offering.

                                                                          AMOUNTS
                                                                         EXPECTED
                                                                       OR REQUIRED TO
                                                                        BE RECEIVED
Financial Sources based on agreements and              RECEIVED AS OF      AFTER
arrangements completed through June 30, 2005           JUNE 30, 2005   JUNE 30, 2005  TOTAL (5)
                                                                     (IN MILLIONS)
Wafer Partners and other equity investors..........         $306          $0            $306
Israel Government Investment Center................          155          95(1)          250
Credit facility....................................          497(2)        0(4)          497
Other financing sources............................          213          26(3)(4)       239



     (1) Under Israeli Law, we are required to complete our approved investment program for Fab 2 by the end of 2005. Currently, we do not expect to complete our investments by December 2005 and failure to achieve a satisfactory arrangement with the Investment Center by way of an expansion plan may result in the cancellation of all or a portion of our grants, including those expected to be received subsequent to December 31, 2005, and the Investment Center may require us to repay all or a portion of grants already received.

     (2) Under the credit facility agreement, we are required to comply with minimum production capacity milestones and maintain certain financial ratios and additional conditions and covenants.

     (3) Under the amendments to our Fab 2 credit facility, we are required to raise additional financing from specified sources by various prescribed dates in an aggregate amount of $152.0 million by no later than June 30, 2006. As of June 30, 2005, we have raised an aggregate of $126 million and are required to raise additional $26 million by June 30, 2006, in addition to our commitments under the July 2005 amendment to raise, in equity or convertible debentures, $23.5 million by October 31, 2005 and $6.5 million by March 31, 2006. We expect to raise the remaining funding towards the $152 million through: (i) equity investments, including the sale of convertible securities and/or (ii) wafer prepayments from customers.

     (4) We have agreed with our banks and the Israel Corporation Ltd. to complete a rights offering on pre-determined terms if we do not complete the required fundraising of $152 million described above. This arrangement may result in the availability of up to $12 million additional loans under our credit facility and up to $14 million from Israel Corp.

     (5) We will be required to make capital investments and acquire and implement advanced technologies in order to complete the ramp-up Fab 2. In addition to the amounts listed in footnote 3 above, we will require additional cash to complete the full ramp-up of Fab 2.



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